FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration No. 333-277803
March 26, 2024

A final short form base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. A copy of the final short form base shelf prospectus, any amendment to the final short form base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the registration statement, the final short form base shelf prospectus, any applicable shelf prospectus supplement and any amendments to the foregoing for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

ALGONQUIN POWER & UTILITIES CORP.

US$1,150,000,000
 5.365% Senior Notes due 2026

Issuer:	Algonquin Power & Utilities Corp. (“Algonquin” or the “Company”)

Securities*:	$1,150,000,000 aggregate principal amount of the Company’s 5.365% Senior Notes due 2026 (the “Notes”)

Expected Ratings (S&P/Fitch)**:	BBB- (Stable) / BBB (Stable)

Pricing Date:	March 26, 2024

Settlement Date:	March 28, 2024 (T+2)

Maturity Date:	June 15, 2026

Principal Amount of Notes:	US$1,150,000,000

Denominations:	Minimum denominations of US$1,000 and integral multiples of US$1,000 in excess thereof

Price to Public:
99.164%, plus accrued interest at an annual rate of 1.18% from and including March 15, 2024 to, but excluding, March 28, 2024 (which is expected to be $490,027.78 in the aggregate for the Notes, assuming the settlement date of the Notes occurs on March 28, 2024)

Benchmark Treasury:	4.625% due February 28, 2026

Benchmark Treasury Price / Yield:	99-313/4 / 4.627%

Spread to Benchmark Treasury:	115 bps

Reoffer Yield:	5.777%

Remarketing Fee:	0.25%

Use of Proceeds:	The Company will not directly receive any proceeds from the Remarketing (as defined herein). The gross proceeds from the Remarketing are estimated to be $1,140,876,027.78 and will be used as follows:

(i)
$1,140,860,249.20 of the proceeds (which is equal to the Treasury Portfolio Purchase Price) will be used to purchase the Treasury Portfolio, a portion of which will then be pledged to secure the Purchase Contract obligations of the holders of the Corporate Units to purchase Common Shares on the Purchase Contract Settlement Date; and

(ii) any remaining proceeds from the Remarketing will be remitted to the Purchase Contract Agent for pro rata payment to the holders of the Corporate Units.

On the Purchase Contract Settlement Date, a portion of the proceeds from the amount paid upon the maturity of the Treasury Portfolio will be paid to the Company in settlement of the obligations of the Noteholders under the Purchase Contracts to purchase Common Shares, in exchange for such Common Shares. The Company currently intends to use the proceeds from the settlement of the Purchase Contracts to reduce existing indebtedness of the Company and its subsidiaries and for general corporate purposes.

Interest Payment Dates:
The Company will pay interest on the Notes semi-annually in arrears on June 15 and December 15 of each year during which the Notes are outstanding until the Maturity Date (each such semi-annual date, an “Interest Payment Date”), commencing on June 15, 2024 (which payment will also include interest accrued at an annual rate of 1.18% from and including March 15, 2024 to, but excluding, March 28, 2024 and an annual rate of 5.365% from and including March 28, 2024 to, but excluding, June 15, 2024).

Day Count Convention:	360-day year consisting of twelve 30-day months.

Business Day:
A day other than: (i) a Saturday or Sunday, (ii) a day on which banks in New York, New York are authorized or obligated by law or executive order to remain closed or (iii) a day on which the Trustee’s corporate trust office is closed for business.

Redemption Right:	The Notes will not be redeemable at the Company’s option prior to maturity.

CUSIP / ISIN:	CUSIP: 015857 AF2 ISIN: US015857AF21

Remarketing Agents
BofA Securities, Inc.
CIBC World Markets Corp.
RBC Capital Markets, LLC
Scotia Capital (USA) Inc.
TD Securities (USA) LLC
National Bank of Canada Financial Inc.
Mizuho Securities USA LLC
SMBC Nikko Securities America Inc.
BMO Capital Markets Corp.
MUFG Securities Americas Inc.
Wells Fargo Securities, LLC

Capitalized terms used and not otherwise defined herein have the meanings ascribed thereto in the Company’s Preliminary Prospectus Supplement dated March 26, 2024.

* Note: This communication relates to the remarketing of the Company’s 1.18% Senior Notes due 2026 (the “Remarketing”).  Following the Remarketing, the Notes will be redesignated as the 5.365% Senior Notes due 2026.

** Note: A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Company has filed a registration statement (including a prospectus) and a preliminary prospectus supplement in the United States and a final short form base shelf prospectus and a preliminary prospectus supplement in each of the provinces and territories of Canada pursuant to the multijurisdictional disclosure system established between Canada and the United States (“U.S.”) for the offering to which this communication relates. Before you invest, you should read the short form base shelf prospectus in that registration statement, the short form base shelf prospectus, the preliminary prospectus supplement and the other documents the Company has filed with the SEC or the Canadian Securities Administrators (“CSA”) for more complete information about the Company and the Remarketing. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on SEDAR+ at www.sedarplus.com.

Alternatively, the Company or any Remarketing Agent participating in the Remarketing will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322; CIBC World Markets Corp. at 1-800-282-0822; or RBC Capital Markets, LLC at 1-866-375-6829.

An investment in the Notes is subject to certain risks. Prospective purchasers should therefore carefully consider the disclosure with respect to the Company included and incorporated by reference in the Company’s final short form base shelf prospectus, the preliminary prospectus supplement, any other applicable shelf prospectus supplement and amendments to the foregoing.

Purchasers of the Notes should be aware that the acquisition of the Notes may have tax consequences both in the U.S. and in Canada. Such consequences may not be described fully in the Company’s final short form base shelf prospectus, the preliminary prospectus supplement, and any other applicable shelf prospectus supplement and any amendments to the foregoing. Purchasers of the Notes should read the tax discussion contained in the Company’s final short form base shelf prospectus, the preliminary prospectus supplement, any other applicable shelf prospectus supplement and any amendments to the foregoing and consult their own tax advisors.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of Canada, that most of its officers and directors are residents of Canada and that a portion of the assets of the Company and said persons are located outside the U.S.

This Remarketing of Notes is being made by a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted by the United States and Canada, to prepare a prospectus in accordance with Canadian disclosure requirements. Purchasers of the Notes should be aware that such requirements are different from those of the United States.

Neither the U.S. Securities and Exchange Commission nor any state or Canadian securities regulator has approved or disapproved the Notes or determined if the Company’s final short form base shelf prospectus, preliminary prospectus supplement, or any other applicable prospectus supplement to be filed in connection with the offering of the Notes is truthful or complete. Any representation to the contrary is a criminal offence.

The Notes will not be listed or posted for trading on any securities exchange. Accordingly, there will be no market through which the Notes may be sold and purchasers may not be able to resell securities purchased under the prospectus. This may affect the pricing of the Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the Notes and the extent of issuer regulation.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.